FOR IMMEDIATE RELEASE                                   [CORPBANCA Logo]
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                     CORPBANCA ISSUES 5-YEAR BONDS IN CHILE

Santiago, Chile, August 2, 2007- CORPBANCA, (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services across all segments of the Chilean financial market, announced today the issuance and sale of U.F. 2,000,000 (approximately U.S.$72.5 million) of 5-year bonds due July 1, 2012. U.F. (U.F. -unidad de fomento) is a Chilean currency intangible unit that periodically adjusts to reflect inflation in Chile). The bonds were sold on the Santiago Stock Exchange in an offshore transaction outside the United States in reliance on Regulation S under the Securities Act.

The proceeds of this bond issuance will be used to finance our normal business activities and improve our balance sheet structure. The bonds which were sold on July 25, 2007 were structured by CORPBANCA Asesorias Financieras S.A. and were sold at a spread of 62 basis points over the five-year U.F. denominated bonds issued by Chile's Central Bank.

The principal terms of the bonds are:

Principal Amount:                       U.F. 2,000,000
Series:                                 K
Currency:                               Unidad de Fomento, or U.F. As of
                                        July 25, 2007, 1.00 U.F. was equal to
                                        18,744.11 Chilean Pesos and US$ 36.23.
Maturity:                               5 years
Early Redemption:                       Not applicable
Interest Accrual:                       July 1, 2007
Interest Rate:                          3.2000% per annum, compounded
                                        semi-annually equal to 1.5874%
                                        semi-annually
Interest periods:                       Semi-annual
Amortization:                           Bullet Bond due at July 1, 2012
Feller-Rate Risk Rating Agency(1)(2):   AA-
Fitch Ratings(2) :                      AA-

(1) Feller-rate Risk Agency is a Chilean rating agency
(2) These ratings refer to the specific bond issue and not to CORPBANCA in general

FORWARD-LOOKING STATEMENTS:
This press release may contain forward looking statements that involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of CORPBANCA to be materially different from the results, performance or achievements expressed or implied by these forward looking statements.

CORPBANCA Contact:                      Capital Link Contact:

Pablo Mejia Ricci                       Nicolas Bornozis
Head of Investor Relations              President
Santiago, Chile                         New York, USA
Tel: (56-2) 660-2342                    Tel: (212) 661-7566
pablo.mejia@corpbanca.cl                nbornozis@capitallink.com



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